Exhibit 17.1

John W. Poling

July 9, 2008

Subject: Resignation

To The Board of Directors of Brekford International, Inc. [SIC]

Gentlemen,

I hereby submit my resignation from the Board of Directors and as Chairman of the Audit Committee, of Brekford International, Inc.[SIC].  I believe that the actions taken at the Board of Directors’ meeting yesterday, particularly the dismissal of Bill Shafley as CEO, the displacement of Richard Sajac as President and COO and the appointment of Chandra Brechin as CEO and Scott Rutherford as President of the Company, will not provide the requisite skill set or experience necessary to execute the Company’s strategic plan and manage a publicly owned company.

Respectfully,

/s/ John W Poling
John W. Poling

Cc

Bruce C. Rosetto, Esq.

Edward F. Hackert, Marcum and Kliegman